Exhibit 99.(a)(5)(ix)

Danfoss Successfully Completes Sauer-Danfoss Tender Offer;

Acquisition Expected to Close Later Today

Nordborg, Denmark, April 12, 2013 — Danfoss A/S announced today that its tender offer to purchase all the issued and outstanding shares of Sauer-Danfoss Inc. (NYSE: SHS) not already owned by Danfoss for $58.50 per share in cash was successful.

The tender offer expired at 12:00 midnight, New York City time, on Thursday, April 11, 2013.  The depositary for the tender offer has advised that, as of such time, a total of 9,864,864 shares were validly tendered and not withdrawn in the offer (including 596,877 shares tendered by notice of guaranteed delivery), representing approximately 83.4% of Sauer-Danfoss’ currently outstanding shares not already owned by Danfoss.  Danfoss has accepted for payment all validly tendered shares.

The completion of the tender offer is the first step in Danfoss’ two-step acquisition of Sauer-Danfoss pursuant to the previously announced merger agreement among Sauer-Danfoss, Danfoss and Danfoss’ wholly owned subsidiary, Danfoss Acquisition, Inc.  Danfoss intends to complete the second and final step of the acquisition, a short-form merger under Delaware law, later today.  In the short-form merger, Danfoss Acquisition will merge with and into Sauer-Danfoss and each share of Sauer-Danfoss common stock not tendered in the tender offer, other than those as to which holders exercise appraisal rights under Delaware law and those held by Danfoss or Sauer-Danfoss or their respective wholly owned subsidiaries, will be converted into the right to receive $58.50 per share in cash, without interest and less any required withholding taxes.  This is the same price per share paid in the tender offer.

Citi is serving as financial advisor to Danfoss and Cleary Gottlieb Steen & Hamilton LLP is serving as its legal counsel.

About Danfoss (www.danfoss.com)

Danfoss is one of the largest industrial companies in Denmark. The global group is a leader within research, development and production, sales and service of mechanical and electronic components for several industries.  Danfoss has a large ownership share in one of the world’s leading manufacturers and suppliers of mobile hydraulics, Sauer-Danfoss.  Danfoss seeks to obtain its goals with a minimal consumption of raw materials and energy, the least possible impact on its surroundings and the most efficient use of resources. Danfoss has a long tradition for a social responsibility towards both employees and the surrounding environment.

About Sauer-Danfoss (www.sauer-danfoss.com)

Sauer-Danfoss is a worldwide leader in the design, manufacture, and sale of engineered hydraulic and electronic systems and components for use primarily in applications of mobile equipment.  Sauer-Danfoss, with 2012 revenues of approximately $1.9 billion, has sales, manufacturing, and engineering capabilities in Europe, the Americas, and the Asia-Pacific region.

Media Contact:

Bob Marese

MacKenzie Partners, Inc.

(212) 929-5500